Exhibit 99.1

Sixty North Unity, Northwestel and Bell Canada announce transformative partnership to advance economic reconciliation

•	Northwestel to be fully Indigenous-owned by Sixty North Unity, a consortium of Indigenous communities from the Yukon, the Northwest Territories and Nunavut

•	Northwestel to become the largest Indigenous-owned telecommunications company globally

•	Strategic transaction will create more opportunities for investment and ownership in infrastructure and communications projects for northern Indigenous communities

WHITEHORSE and MONTRÉAL, June 11, 2024 – Sixty North Unity, a consortium of Indigenous communities from the Yukon, the Northwest Territories and Nunavut, as well as Northwestel and Bell Canada today announced a landmark partnership to advance Indigenous self-determination through the Indigenous ownership of critical telecommunications infrastructure in the North.

Sixty North Unity intends to acquire Northwestel, the leading telecommunications service provider in the North. Following the completion of the transaction, Northwestel will be the largest telecommunications company worldwide with full Indigenous ownership.

Building on Bell’s historic investments in the North, this partnership enables Sixty North Unity to continue to bridge the digital divide and continue to address the regional disparities in accessing high quality telecommunications services. With a focus on sustainable development and collaborative partnerships, the acquisition will provide Indigenous communities with greater access to long-term stable cash flows to reinvest in the critical areas of community infrastructure, housing, social services, health, and education programs for those that live and work in the North.

Sixty North Unity is planning significant capital investment to drive digital growth and enhance connectivity across the North to benefit communities and businesses, including:

•	Doubling Internet speeds to 1 Gbps (gigabits per second) for fibre customers;

•	Expanding high-speed Internet availability to meet the CRTC’s universal service objective of 50/10 Mbps to more than 97% of homes in the Yukon and the Northwest Territories;

•	Offering Low Earth Orbit (LEO) satellite technology to deliver 50/10 Mbps speeds to eight satellite-served communities in the Northwest Territories and 25 satellite-served communities in Nunavut;

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Investing $4 million to build the Great Slave Lake Fibre Project, bringing critical resiliency to the Yellowknife capital and South Slave regions of the Northwest Territories and further safeguard against the impacts of wildfires and other natural disasters.

Sixty North Unity intends to maintain Northwestel’s established and experienced management team under the leadership of current President, Curtis Shaw, as well as their dedicated employee base. The Consortium intends to increase Indigenous representation in the workforce, in part through expanded training and mentorship programs. Northwestel’s corporate headquarters will remain in Whitehorse, with the operational headquarters remaining in Yellowknife, and the regional office in Iqaluit.

The transaction reinforces Bell’s commitment to the North by empowering local communities with control over their investment decision-making, while continuing to serve the North as the leading wireless services provider in the region. Bell will maintain a strong and strategic partnership with Northwestel beyond the transaction close through ongoing operational support, and as Northwestel’s largest customer.

The purchase price for the transaction is up to C$1 billion in cash, subject to adjustments. TD Securities is acting as financial advisor to Sixty North Unity on the transaction and RBC Capital Markets is acting as financial advisor to Bell. Closing of the transaction is subject to certain closing conditions, including the completion of confirmatory due diligence, securing financing and receipt of regulatory approvals. Bell intends to use the proceeds from the transaction to pay down debt.

Quotes

“As Indigenous people, we have long believed we are best placed to make the necessary decisions affecting services in our communities. The acquisition of Northwestel will give us the autonomy to make those investments and choices to serve our telecommunications needs into the future.”

•	Tiffany Eckert-Maret, Sixty North Unity (Yukon)

“Indigenous partnerships with industry have continued to evolve and expand. This collaboration across all three territories will allow us to own and operate a leader in northern telecommunications services and is the next logical step in the development and growth of our businesses. Bell has provided us the support necessary to realize this important opportunity.”

•	Darrell Beaulieu, Sixty North Unity (Northwest Territories)

“This acquisition allows us to take the lead in continuing to address the critical gap in telecommunications services in our northern communities. Expanded investments in fibre and Low Earth Orbit (LEO) infrastructure have the ability to transform the North and put us on equal footing with the rest of Canada.”

•	David Omilgoitok, Sixty North Unity (Nunavut)

“The Northwestel team is filled with honour and gratitude to serve the North in this more profound way. This monumental step towards economic reconciliation will see direct benefits stay in northern Indigenous communities. I can’t wait to see what advancements this new partnership will bring to northern Canadians. We’re grateful for the leadership and support we’ve received from Bell Canada over the past 36 years and are excited to embark on this new chapter with Sixty North Unity.”

•	Curtis Shaw, President, Northwestel

“This historic transaction embodies Bell’s ongoing commitment to walking the path of reconciliation to build a more inclusive, connected Canada. I congratulate Sixty North Unity and Northwestel on this visionary partnership to advance economic reconciliation through Indigenous ownership of critical telecommunications infrastructure in their communities. For Bell, it has been an honour to play a role in connecting and investing in communities across the North for the past 36 years, and we look forward to a strong and long-lasting continued partnership with Northwestel.”

•	Mirko Bibic, President and CEO, BCE Inc. and Bell Canada

About Sixty North Unity

Sixty North Unity is a consortium of Indigenous organizations from the Yukon, the Northwest Territories and Nunavut with a mission to enhance telecommunication services for northern communities. Sixty North Unity will acquire Northwestel through a new legal entity formed to represent interests of Indigenous Canadians across the Yukon, the Northwest Territories and Nunavut. The impact of this acquisition will be felt by northern Indigenous communities for generations to come, creating more opportunities for investment and ownership in infrastructure and communications projects while also generating more short and long-term job opportunities.

About Northwestel

Northwestel is the largest telecommunications provider in Canada’s north, serving 97 communities across the Yukon, Northwest Territories, Nunavut, British Columbia, and Alberta. In 2020, Northwestel launched a three-year Every Community plan to significantly improve broadband services for northern residents, governments and businesses using the latest fibre-to-the-home (FTTH) and Low Earth Orbit (LEO) satellite technologies. Northwestel is a subsidiary of Bell and provides service on the traditional territories of Indigenous peoples across Canada’s North. Find out more at nwtel.ca.

About Bell

Bell is Canada’s largest communications company,1 providing advanced Bell broadband Internet, wireless, TV, media and business communications services. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

[1]	Based on total revenue and total combined customer connections.

Media inquiries

For Sixty North Unity:

Amanda Leslie

60NorthUnity@northwestel.net

For Northwestel:

media@nwtel.ca

For Bell:

Ellen Murphy

media@bell.ca

Investor inquiries

For Bell:

Thane Fotopoulos

thane.fotopoulos@bell.ca

Bell Canada’s (“Bell”) Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including statements relating to the proposed acquisition of Northwestel, a Bell subsidiary, by the Indigenous Consortium and the expected timing and completion thereof, certain strategic benefits expected to result from such proposed transaction, the intended use by Bell of the proceeds from the proposed transaction, the expected continuation of a Bell partnership with Northwestel beyond transaction close, certain of Bell’s plans and strategies, and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe Bell’s expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, Bell does not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. The timing and completion of the proposed transaction are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, the completion of confirmatory due diligence, securing financing and regulatory approvals. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions, or at the time, contemplated in this news release. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits expected to result from the proposed transaction will be realized.